SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNX GAS CORPORATION

(Name of Subject Company (Issuer))

CONSOL Energy Inc.

(Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Numbers of Classes of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CONSOL ENERGY INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Classes of Securities)

12618H200 / 12618H309 / 12619H101

(CUSIP Number of Classes of Securities)

P. JEROME RICHEY

Executive Vice President–Corporate Affairs, Chief Legal Officer and Secretary

CONSOL Energy Inc.

1000 CONSOL Energy Drive

Canonsburg, PA 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$ 966,572,259.75	$ 68,916.60
*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation (“CNX Gas”) not beneficially owned by CONSOL Energy Inc., at a purchase price of $38.25 per Share, net to the seller in cash. On May 13, 2010, 151,069,930 Shares were outstanding, of which 125,800,067 are beneficially owned by CONSOL Energy Inc. Accordingly, this calculation assumes the purchase of 25,269,863 Shares.
+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million dollars of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $68,916.60

Filing party: CONSOL Energy Inc.

Form or registration No.: Schedule TO-T and Schedule TO-T/A

Date filed: April 28, 2010 and May 14, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☒	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on April 28, 2010, as amended by Amendment No. 1 filed on May 14, 2010 (the “Schedule TO”) by CONSOL Energy Inc., a Delaware Corporation (“CONSOL”). The Schedule TO relates to the offer by CONSOL to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CNX Gas Corporation, a Delaware Corporation (“CNX Gas”) not owned by CONSOL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 28, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1) Item 1 of the Schedule TO is amended as follows:

The section of the Offer to Purchase entitled “Summary Term Sheet” beginning on page 1 of the Offer to Purchase is hereby amended as follows:

(a) The penultimate sentence of the response to the question “Do you have the financial resources to pay for all of the CNX Gas shares that you are offering to purchase” is replaced with the following language:

“We estimate that the total amount of funds necessary to purchase all outstanding CNX Gas shares that CONSOL does not already own in the offer or the merger and to complete the related transactions, including the payment of fees and expenses in connection with the offer and the merger, will be approximately $966.5 million (not including approximately $25 million to be paid in respect of the cancellation of vested options to purchase CNX Gas common stock), which we expect will be funded by available cash, including borrowings under our credit facilities and/or proceeds from a recently completed offering of our common stock.”

(b) The second paragraph of the response to “What are the principal advantages and disadvantages of the offer, the merger and the going private transaction?” on page 5 of the Offer to Purchase is replaced with the following language:

“The principal disadvantages of the transactions for unaffiliated stockholders of CNX Gas are that, assuming completion of the offer and the merger, stockholders who tender their shares of CNX Gas common stock in the offer or have such shares converted into the right to receive cash in the merger will cease to participate in any future earnings or growth of CNX Gas and will not benefit from any increases in the overall value of CNX Gas. CONSOL intends to complete the merger immediately following completion of the offer, at which time CONSOL will be the only holder of CNX Gas common stock. CONSOL therefore expects that the period of time following the consummation of the offer during which CNX Gas has any remaining public stockholders will be insubstantial. However, should CONSOL consummate the offer but not be able to complete the merger, the remaining public stockholders of CNX Gas may be negatively impacted by reduced liquidity in the market for CNX Gas common stock due to a decrease in the number of outstanding shares and the number of holders, and the decrease in publicly available information regarding CNX Gas that would result from a decision to cause CNX Gas to cease to be a reporting issuer or to delist CNX Gas common stock from the New York Stock Exchange. Depending on the results of the offer, CONSOL expects that after the consummation of the offer registration of CNX Gas under the Exchange Act will be terminated, and CNX Gas will no longer be required to file periodic reports with the SEC. This would substantially reduce the information required to be furnished by CNX Gas to holders of CNX Gas common stock and to the SEC, and would make certain provisions of the Exchange Act inapplicable to CNX Gas. These provisions include, but are not limited to, the reporting requirements of Section 13 of the Exchange Act, the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with shareholders’ meetings, and the reporting and substantive requirements with respect to “going private” transactions imposed by Rule 13e-3 of the Exchange Act. In addition, shareholders of CNX Gas will no longer be required to comply with the reporting requirements of Regulation 13D under the Exchange Act, and officers and directors of CNX Gas will no longer be required to comply with the reporting requirements of Section 16 of the Exchange Act. Certain substantive disclosure requirements of the Sarbanes Oxley Act of 2002 will also become inapplicable to CNX Gas. Should CONSOL be unable to complete the merger immediately upon consummation of the tender offer, the remaining public stockholders of CNX Gas will have access to substantially reduced information and will no longer be entitled to the benefit of certain substantive protections currently available to such holders. See Special Factors—Certain Effects of the Offer and the Merger.”

(2) Item 4 of the Schedule TO is amended as follows:

(a) The following language is added as new language following the first full paragraph on page 42 of the Offer to Purchase:

“CONSOL states in this Offer to Purchase that the minimum condition is not waivable by CONSOL, and the CONSOL board of directors’ approval of the tender offer requires that the offer include the minimum condition, and that such condition may not be waived by CONSOL under any circumstances. CONSOL believes that it is thereby prohibited from waiving the minimum condition under any circumstances, and the CONSOL board of directors will not permit CONSOL to waive the minimum condition under any circumstances. However, in the event that the minimum condition was waived, in violation of this prohibition and of the commitment not to do so, CONSOL understands that the Exchange Act and the regulations promulgated thereunder would require the offer to remain open for at least five business days from such waiver.”

(b) The following language is added as new language at the end of the penultimate paragraph on page 8 of the Offer to Purchase:

“On May 18, 2010, plaintiffs in the Delaware Actions filed a Verified Consolidated Class Action Complaint (the “Consolidated Complaint”). The Consolidated Complaint names as defendants CONSOL, CNX Gas, and certain officers and directors of CONSOL and CNX Gas, and generally alleges that CONSOL, as the controlling stockholder of CNX Gas, and the other defendants have breached and/or have aided and abetted in the breach of fiduciary duties purportedly owed to CNX Gas’ public stockholders. Also on May 18, 2010, those plaintiffs filed their opening brief in support of their motion for a preliminary injunction, along with supporting materials. Pursuant to the scheduling order entered by the Court, defendants’ opposing brief on the motion is due on May 21, 2010, plaintiffs’ reply brief is due on May 22, 2010, and a hearing on the motion is set for May 24, 2010.”

(c) The following language is added as new language at the end of the final paragraph on page 60 of the Offer to Purchase:

“On May 18, 2010, plaintiffs in the Delaware Actions filed the Consolidated Complaint. The Consolidated Complaint names as defendants CONSOL, CNX Gas, and certain officers and directors of CONSOL and CNX Gas, and generally alleges that

CONSOL, as the controlling stockholder of CNX Gas, and the other defendants have breached and/or have aided and abetted in the breach of fiduciary duties purportedly owed to CNX Gas’ public stockholders. Also on May 18, 2010, those plaintiffs filed their opening brief in support of their motion for a preliminary injunction, along with supporting materials. Pursuant to the scheduling order entered by the Court, defendants’ opposing brief on the motion is due on May 21, 2010, plaintiffs’ reply brief is due on May 22, 2010, and a hearing on the motion is set for May 24, 2010.”

(3) Item 5 of the Schedule TO and Item 5 of the Schedule 13E-3 is amended as follows:

The following is added as new language following the fourth paragraph under the subheading “Period Between the Prior Exchange Offer and the Dominion Transaction” in the section of the Offer to Purchase entitled “Special Factors—Background of the Offer” beginning on page 9 of the Offer to Purchase:

“On September 14, 2009, the CONSOL Board considered the possibility of the resumption of discussions with T. Rowe regarding the possible acquisition of the shares of CNX Gas common stock owned by T. Rowe. The CONSOL Board concluded that Mr. Harvey should discuss the question with T. Rowe to gauge their interest in such a transaction. Mr. Harvey contacted Mr. Wakeman, and asked whether he would consider participating in an exchange offer with consideration consisting of CONSOL common stock. Mr. Wakeman said that he would respond to Mr. Harvey, but did not do so.”

(4) Item 7 of the Schedule TO is amended as follows:

The following language is added as new language following the first paragraph under the heading “Source and Amount of Funds” on page 55 of the Offer to Purchase:

“A portion of the funds required to pay the consideration for the CNX Gas common stock tendered in the offer or acquired in the merger, and to pay related fees and expenses, may be borrowed under the Amended and Restated Credit Agreement, dated as of May 7, 2010, between CONSOL and certain of its subsidiaries (other than CNX Gas and its subsidiaries), Bank of America, N.A., as syndication agent, PNC Bank, National Association, as administrative agent, and the Lenders (as defined below) (the “Credit Agreement”). The lenders under the Credit Agreement (the “Lenders”) are PNC Bank, National Association; Bank of America, N.A.; Bank Leumi USA; The Bank of East Asia, Limited, Los Angeles Branch; The Bank of Nova Scotia; The Huntington National Bank; ING Capital LLC; Commonwealth Bank of Australia; CIBC Inc.; U.S. Bank National Association; Credit Agricole Corporate and Investment Bank; Sovereign Bank; Standard Chartered Bank; The Royal Bank of Scotland PLC; Union Bank, N.A.; Wells Fargo Bank, National Association; Bank of Montreal; First Commonwealth Bank; Sumitomo Mitsui Banking Corporation, New York; Credit Industriel Et Commercial; Raymond James Bank FSB; Natixis; First National Bank; Branch Banking and Trust Company; First Niagara Bank, N.A.; and State Bank of India, Los Angeles Agency.

The Credit Agreement provides for a secured revolving credit facility in an aggregate outstanding principal amount of up to $1.5 billion, including borrowings and letters of credit (the “Credit Facility”). Interest on outstanding indebtedness under the Credit Facility currently accrues, at CONSOL’s option, at a rate based on either (i) the greater of (A) the federal funds open rate plus 0.5%, (B) PNC Bank, National Association’s prime rate, and (C) the daily LIBOR rate plus 1.0%, plus, in the case of (A), (B), and (C), a margin ranging from 1.5% to 2.5%, or (ii) the LIBOR rate plus a margin ranging from 2.5% to 3.5%. The applicable margin added to the underlying interest rate fluctuates based on the Company’s leverage ratio. The Credit Facility matures on May 7, 2014, and requires compliance with conditions precedent that must be satisfied prior to any borrowing as well as ongoing compliance with certain affirmative and negative covenants to which CONSOL and most of its wholly owned subsidiaries must adhere. The affirmative covenants include (i) maintenance of existence, (ii) payment of obligations, including taxes, (iii) maintenance of properties, insurance, leases, books and records, permits, coal supply agreements and material contracts, (iv) compliance with laws, (v) use of proceeds, (vi) subordination of intercompany loans, (vii) anti-terrorism laws, and (vii) granting of collateral. In addition, if CNX Gas (and/or any of its subsidiaries) guarantees CONSOL 8.25% Senior Notes due 2020 or 8% Senior Notes due 2017, CONSOL will cause CNX Gas (and/or such subsidiaries) to guarantee the Credit Agreement. The negative covenants of the Credit Facility include restrictions on the ability of CONSOL (and its wholly-owned subsidiaries which are parties to the Credit Facility) (i) to create, incur, assume or suffer to exist indebtedness except in certain circumstances; (ii) to create or permit to exist liens on properties except in certain circumstances; (iii) to guaranty the debt of another party except in certain circumstances; (iv) to make loans or investments in excess of certain amounts except for permitted investments; (v) to make or pay dividends or distributions on CONSOL common stock in excess of an annual rate of $0.40 per share unless certain conditions are met; (vi) to merge, liquidate, dissolve or to make acquisitions except in certain circumstances; (vii) to dispose of assets in excess of certain amounts subject to certain ordinary course and other exceptions; (viii) to deal with any affiliate except on fair and reasonable arm’s length terms; (ix) to create certain subsidiaries and joint ventures; (x) to engage in other businesses; (xi) to change its fiscal year; (xii) other than CONSOL, to issue additional equity to any person other than CONSOL or the other loan parties; (xiii) to amend certificates of incorporation, bylaws, or other organizational documents of the loan parties; (xiv) to make prepayments on or amendments to CONSOL’s senior notes, (xv) to permit restrictions on upstream dividends and payments to or by loan parties or (xvi) to enter into agreements inconsistent with the Credit Agreement and loan documents. In addition, CONSOL is obligated to maintain at the end of each fiscal quarter (i) a leverage ratio not greater than 4.75 to 1.0 through March 31, 2013 and from June 30, 2013 and thereafter 4.50 to 1.0, subject to adjustment for certain dispositions; (ii) an interest coverage ratio equal to or greater than 2.0 to 1.0 through December 31, 2010 and 2.5 to 1.0 from March 31, 2011 and thereafter; and (iii) a senior secured leverage ratio not greater than 2.5 to 1.0 through December 31, 2010 and 2.0 to 1.0 from March 31, 2011 and thereafter; all as calculated in accordance with the terms and definitions determining such ratios contained in Credit Agreement. The Credit Agreement also contains various reporting requirements. The Credit Facility also contains customary events of default, including a cross-default to certain other debt, breaches of representations and warranties, change of control events and breaches of covenants. The obligations under the Credit Agreement are guaranteed by CONSOL’s subsidiaries (other than CNX Gas and its subsidiaries and certain other subsidiaries) and the obligations are secured by substantially all of the assets of CONSOL and its subsidiaries, excluding CNX Gas and its subsidiaries and certain other subsidiaries.

CONSOL periodically decides to draw on or repay borrowings under the Credit Agreement based on its operating cash flow, and anticipates repaying any borrowings under the Credit Agreement in connection with the offer and the merger in the same fashion.”

(5) Item 12 of the Schedule TO is amended as follows:

The following are added as new exhibits:

Exhibit No.	Description

(a)(5)(xiii)	Verified Consolidated Class Action Complaint of plaintiffs in In Re CNX Gas Corporation Shareholders Litigation, Civil Action No. 5377- VCL, filed in the Court of Chancery of the State of Delaware on May 18, 2010.

(b)	Amended and Restated Credit Agreement dated as of May 7, 2010, among CONSOL Energy Inc., certain of its subsidiaries and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL on May 13, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2010

CONSOL ENERGY INC.

By:	/s/ P. Jerome Richey
Name:	P. Jerome Richey
Title:	Executive Vice President - Corporate Affairs, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i) *	Offer to Purchase, dated April 28, 2010

(a)(1)(ii) *	Letter of Transmittal

(a)(1)(iii) *	Notice of Guaranteed Delivery

(a)(1)(iv) *	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v) *	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi) *	Summary Advertisement published in The New York Times on April 28, 2010

(a)(1)(vii)	Press Release, dated March 21, 2010, issued by CONSOL (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CONSOL with the SEC on March 22, 2010)

(a)(1)(viii) *	Press Release, dated April 28, 2010, issued by CONSOL.

(a)(1)(ix) *	Form of Letter to Participants in the CONSOL Energy Inc. Investment Plan for Salaried Employees

(a)(5)(i) *	Complaint of Daniel Schurr, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2333, filed in the Court of Common Pleas of Washington County, Pennsylvania on March 29, 2010.

(a)(5)(ii) *	Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on March 29, 2010.

(a)(5)(iii) *	Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, filed in the Court of Chancery of the State of Delaware on March 30, 2010.

(a)(5)(iv) *	Complaint of Samuel S. Polen, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2626, filed in the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010.

(a)(5)(v) *	Motion to Stay Action pending adjudication of claims in Delaware, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 on behalf of CONSOL Energy Inc. and certain individual defendants.

(a)(5)(vi) *	Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL, filed in the Court of Chancery of the State of Delaware on April 13, 2010.

(a)(5)(vii) *	Motion to Stay and Demand for Jury Trial, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 13, 2010 on behalf of CNX Gas Corporation.

(a)(5)(viii) *	Motion to Stay, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 20, 2010 on behalf of John R. Pipski.

(a)(5)(ix) *	Order of the Court of Chancery of the State of Delaware dated April 21, 2010, consolidating the Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, the Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, and the Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL.

(a)(5)(x) *	Order of the Court of Common Pleas of Washington County, Pennsylvania dated April 26, 2010, staying proceedings in Schurr v. CNX Gas Corporation, et al., Civil Action No. 2010-2333, and Polen v. CNX Gas Corporation, et al., Civil Action No. 2010-2626.

(a)(5)(x)**	Motion for Preliminary Injunction, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(25) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xi)**	Motion for Expedited Proceedings, submitted to the Court of Chancery of the State of Delaware, dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL (incorporated by reference to Exhibit (a)(26) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xii)**	Order of the Court of Chancery of the State of Delaware, dated May 7, 2010, granting expedited discovery and setting a hearing on the preliminary injunction motion for May 24, 2010 at 10:00 a.m., in Wilmington, Delaware (incorporated by reference to Exhibit (a)(27) of the Schedule 14D-9 filed by CNX Gas on May 11, 2010).

(a)(5)(xiii)	Verified Consolidated Class Action Complaint of plaintiffs in In Re CNX Gas Corporation Shareholders Litigation, Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on May 18, 2010.

(b)	Amended and Restated Credit Agreement dated as of May 7, 2010, among CONSOL Energy Inc., certain of its subsidiaries and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL on May 13, 2010).

(c)(i)**	Financial analysis presentation materials, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(ii) *	Discussion points, dated March 20, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(iii)**	Financial analysis presentation materials, dated April 23, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL Energy Inc.

(c)(iv)**	Opinion of Stifel Nicolaus & Company, Incorporated to the board of directors of CONSOL Energy Inc., dated April 23, 2010.

(d)(1)*	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on March 22, 2010)

(d)(2)*	Amended and Restated Pledge Agreement, by and among the Pledgors named therein and Wilmington Trust Company, as collateral trustee, dated as of May 7, 2010 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by CONSOL with the SEC on May 13, 2010).

(d)(3)*	Master Separation Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.69 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(4)*	Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated August 1, 2005 (incorporated by reference to Exhibit 10.70 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005).

(d)(5)*	Services Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation, and the subsidiaries of CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.71 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(6)*	Tax Sharing Agreement, by and among CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.72 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(7)*	Intercompany Revolving Credit Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated August 1, 2005 (incorporated by reference to Exhibit 10.73 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(8)*	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and certain of its subsidiaries and CNX Gas Company LLC (incorporated by reference to Exhibit 10.74 to the Current Report on Form 8-K filed by CONSOL with the SEC on August 12, 2005)

(d)(9)*	Amendment No. 1 to the Master Cooperation and Safety Agreement, by and among CONSOL Energy Inc., CNX Gas Corporation and each of their respective subsidiaries, dated as of May 30, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on June 2, 2008)

(d)(10)*	CONSOL Energy Inc. Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on September 11, 2009)

(d)(11) *	Services Agreement, by and between CONSOL Energy Inc. and CNX Gas Corporation, dated April 1, 2010.

(g)	None

(h)	None

*	Previously filed with Schedule TO.
**	Previously filed with Amendment No. 1 to Schedule TO.